EXHIBIT 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS

COPA HOLDINGS, S.A.

     We have audited the accompanying consolidated balance sheets of Copa Holdings, S.A. and its subsidiaries ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Panama City, Republic of Panama

August 30, 2005, except for the effects of the

         reorganization discussed in Note 5, as to

         which the date is November 25, 2005

COPA HOLDINGS, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
	(in US$ thousands,
	except share and per
	share data)
ASSETS
Current Assets:
Cash and cash equivalents	$95,718	$57,598
Restricted cash and cash equivalents	3,948	4,530
Short-term investments	15,225	3,834
Total cash, cash equivalents and short-term investments	114,891	65,962
Accounts receivable, net of allowance for doubtful accounts of $2,622 and $3,046 as of December 31, 2004 and 2003, respectively	27,706	31,019
Expendable parts and supplies, net of allowance for obsolescence of $1,739 and $1,733 as of December 31, 2004 and 2003, respectively	2,333	1,838
Prepaid expenses	8,403	6,061
Other current assets	2,702	3,173
Total Current Assets	156,035	108,053
Property and Equipment:
Owned property and equipment:
Flight equipment	593,825	491,276
Other	27,233	25,777
	621,058	517,053
Less: Accumulated depreciation	(87,037)	(82,434)
	534,021	434,619
Purchase deposits for flight equipment	7,190	45,869
Total Property and Equipment	541,211	480,488
Other Assets:
Net pension asset	1,153	828
Other assets,	3,651	2,546
Total Other Assets	4,804	3,374
Total Assets	$702,050	$591,915
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$30,573	$59,654
Accounts payable	25,335	25,310
Accounts payable to related parties	3,733	2,644
Air traffic liability	53,423	47,223
Taxes and interest payable	16,269	10,283
Accrued expenses payable	12,848	7,116
Other current liabilities	830	4,503
Total Current Liabilities	143,011	156,733
Non-Current Liabilities:
Long-term debt	380,827	311,991
Post employment benefits liability	1,158	1,098
Other long-term liabilities	1,310	4,402
Deferred tax liabilities	1,589	2,108
Total Non-Current Liabilities	384,884	319,599
Total Liabilities	527,895	476,332
Shareholders' Equity:
Common stock-80,000,000 shares authorized
Class A-29,028,125 shares issued and outstanding	19,813	19,813
Class B-13,784,375 shares issued and outstanding	9,410	9,410
Retained earnings	144,932	86,360
Total Shareholders' Equity	174,155	115,583
Total Liabilities and Shareholders' Equity	$702,050	$591,915

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2004	2003	2002
	(in US$ thousands,
	except per share data)
Operating Revenue:
Passenger revenue	$364,611	$311,683	$269,629
Cargo, mail and other	35,226	30,106	31,008
	399,837	341,789	300,637
Operating Expenses:
Aircraft fuel	62,549	48,512	40,024
Salaries and benefits	51,701	45,254	39,264
Passenger servicing	39,222	36,879	33,892
Commissions	29,073	27,681	28,720
Reservations and sales	22,118	18,011	16,707
Maintenance, materials and repairs	19,742	20,354	20,733
Depreciation	19,279	14,040	13,377
Flight operations	17,904	15,976	14,567
Aircraft rentals	14,445	16,686	21,182
Landing fees and other rentals	12,155	10,551	8,495
Other	29,306	25,977	19,166
Fleet impairment charges	-	3,572	13,669
	317,494	283,493	269,796
Operating Income	82,343	58,296	30,841
Non-operating Income (Expense):
Interest expense	(16,488)	(11,613)	(7,629)
Interest capitalized	963	2,009	1,114
Interest income	1,423	887	831
Other, net	6,063	2,554	(1,490)
	(8,039)	(6,163)	(7,174)
Income before Income Taxes	74,304	52,133	23,667
Provision for Income Taxes	5,732	3,644	2,999
Net Income	$68,572	$48,489	$20,668
Earnings per share:
Basic and diluted	$1.60	$1.13	$0.48
Shares used for computation	42,812,500	42,812,500	42,812,500

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock (Non-Par Value)		Issued Capital
					Retained
	Class A	Class B	Class A	Class B	Earnings	Total
	(in US$ thousands)
At December 31, 2001	29,028,125	13,784,375	$19,813	$9,410	$17,203	$46,426
Net Income	-	-	-	-	20,668	20,668
At December 31, 2002	29,028,125	13,784,375	19,813	9,410	37,871	67,094
Net Income	-	-	-	-	48,489	48,489
At December 31, 2003	29,028,125	13,784,375	19,813	9,410	86,360	115,583
Dividends Declared	-	-	-	-	(10,000)	(10,000)
Net Income	-	-	-	-	68,572	68,572
At December 31, 2004	29,028,125	13,784,375	$19,813	$9,410	$144,932	$174,155

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	(in US$ thousands)
Cash flows from operating activities
Net income	$68,572	$48,489	$20,668
Adjustments for:
Deferred income taxes	(519)	447	368
Depreciation	19,279	14,040	13,377
(Gain)/ loss on sale of property and equipment	(1,125)	-	500
Fleet impairment charge	-	3,572	13,669
Provision for doubtful accounts	1,026	2,154	1,928
Provision for obsolescence of expendable parts and supplies	6	938	141
Derivative instruments mark to market	945	(207)	(3,051)
Changes in:
Restricted cash	582	82	(4,612)
Accounts receivable	2,287	(9,167)	4,271
Other current assets	(3,317)	(2,130)	2,897
Other assets	(1,430)	(402)	392
Accounts payable	25	295	2,849
Accounts payable to related parties	1,089	1,063	(3,855)
Air traffic liability	6,200	8,809	(4,789)
Other liabilities	5,013	5,578	6,178
Net cash provided by operating activities	98,633	73,561	50,931
Cash flows from investing activities
Short-term investments	(11,391)	19	(351)
Advance payments on aircraft purchase contracts	(16,314)	(41,232)	(72,263)
Acquisition of property and equipment	(65,764)	(112,181)	(75,957)
Disposal of property and equipment, net	3,201	1,510	2,980
Net cash flows used in investing activities	(90,268)	(151,884)	(145,591)
Cash flows from financing activities
Proceeds from loans and borrowings	101,198	140,732	112,898
Payments on loans and borrowings	(32,125)	(21,969)	(55,280)
Issuance of bonds	6,357	21,736	42,782
Redemption of bonds	(35,675)	(35,201)	-
Dividends declared and paid	(10,000)	-	-
Net cash flows provided by financing activities	29,755	105,298	100,400
Net increase in cash and cash equivalents	38,120	26,975	5,740
Cash and cash equivalents at January 1 st	57,598	30,623	24,883
Cash and cash equivalents at December 31	$95,718	$57,598	$30,623
Supplemental disclosure of cash flow information
Interest paid	$16,021	$10,449	$6,839
Income taxes paid	4,286	2,400	1,310

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

Corporate Information

     Copa Holdings, S. A. ("the Company") is a Panamanian entity incorporated in 1998 and its capital shares are 51% and 49% owned by Corporación de Inversiones Aéreas, S. A. ("CIASA") and Continental Airlines, Inc. ("Continental"), respectively. The Company owns 99.8% of the shares of Compañía Panameña de Aviación, S. A. ("Copa"), and 100% of the shares of Oval Financial Leasing, Ltd. ("OVAL"), and OPAC, S. A. ("OPAC"). Copa is incorporated according to the laws of the Republic of Panama and provides international air transportation for passengers, cargo and mail to countries in North, Central and South America and the Caribbean. OVAL was incorporated on November 15, 1994, according to the laws of the British Virgin Islands, and controls the special-purpose vehicles that have a beneficial interest in 17 aircraft with a carrying value of $492.4 million, all of which are leased to Copa. The aircraft are pledged as collateral for the obligations of the special-purpose vehicles, which are all consolidated by the Company for financial reporting purposes; however, the creditors of the special-purpose vehicles have no recourse to the general credit of the Company or Copa. OPAC is incorporated according to the laws of the Republic of Panama, and owns the corporate headquarters located in Panama City, which is leased to Copa.

     The Company is a leading Latin American provider of international airline passenger and cargo service. Operating from its Panama City hub in the Republic of Panama, the Company currently offers approximately 80 daily scheduled flights among 30 destinations in 20 countries in North, Central and South America and the Caribbean, as of December 31, 2004. Additionally, the Company provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental and other airlines. The Company has a broad commercial alliance with Continental which includes joint marketing, code-sharing arrangements, participation in Continental's OnePass frequent flier loyalty program and access to Continental's VIP lounge program, President's Club, along with other benefits such as improved purchasing power in negotiations with service providers, aircraft vendors and insurers. As of December 31, 2004, the Company operated a fleet of 22 aircraft; two Boeing 737-200 aircraft, and 20 modern Boeing 737-Next Generation aircraft.

     The airline industry is by nature cyclical and seasonal, and the Company's operating results may vary from quarter to quarter. The Company tends to experience the highest levels of traffic and revenue in July and August, with a smaller peak in traffic in December and January. In general, demand for air travel is higher in the third and fourth quarters, particularly in international markets, because of the increase in vacation travel during these periods relative to the remainder of the year. The Company generally experiences its lowest levels of passenger traffic in April and May. Given its high proportion of fixed costs, seasonality can affect the Company's profitability from quarter to quarter. Demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions.

     A substantial portion of the Company's assets are located in the Republic of Panama, a significant proportion of the Company's customers are Panamanian, and substantially all of the Company's flights operate through its hub at Tocumen International Airport in Panama City. As a result, the Company depends on economic and political conditions prevailing from time to time in Panama.

     As used in these Notes to Consolidated Financial Statements, the terms "the Company", "we", "us", "our" and similar terms refer to Copa Holdings, S.A. and, unless the context indicates otherwise, its consolidated subsidiaries.

1.	Summary of Significant Accounting Policies

Basis of Presentation

     All financial information contained is presented in U.S. Dollars unless otherwise stated and prepared in accordance with U.S. generally accepted accounting principles.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Principles of Consolidation

     The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents comprise cash at banks, short-term time deposits, asset-backed commercial paper and securities, and U.S. agency securities with original maturities of three months or less. Restricted cash is primarily collateral for government letters of credit.

Short-Term Investments

     The Company invests in short-term time deposits, asset-backed commercial paper and securities, and U.S. government agency securities with original maturities of more than three months. These investments are classified as short-term investments in the accompanying consolidated balance sheet. Short-term investments are stated at their amortized cost, and are classified as held-to-maturity securities.

Expendable Parts and Supplies

     Expendable parts and supplies for flight equipment are carried at average acquisition cost and are expensed when used in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus an allowance for expendable parts currently identified as excess to reduce the carrying cost to net realizable value. These allowances are based on management estimates, which are subject to change.

Property and Equipment

     Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft, jet engines and aircraft rotables are assumed to have an estimated residual value of 15% of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives for property and equipment are as follows:

Years
Building	40
Jet aircraft.	25 to 30
Jet engines	10 to 30
Ground property and equipment	10
Furniture, fixture, equipment and others	5 to 10
Software rights and licenses	3 to 8
Aircraft rotables	7 to 30
Leasehold improvements	Lesser of remaining lease term or useful life

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Measurement of Impairment of Long-Lived Assets

     The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Cash flow estimates are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. Estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions and are subject to change.

Revenue Recognition
Passenger Revenue

     Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. The amount of passenger ticket sales not yet recognized as revenue is reflected as "Air traffic liability" in the Consolidated Balance Sheet. Tickets whose fares have expired and/or are one year old are recognized as passenger revenue. A significant portion of the Company's ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to when revenue is recognized. The Company believes that the credit risk associated with these receivables is minimal.

Cargo and Mail Services Revenue

     Cargo and mail services revenue are recognized when the Company provides the shipping services and thereby completes the earning process.

Other Revenue

     Other revenue is primarily comprised of excess baggage charges, commissions earned on tickets sold for flights on other airlines and charter flights, and is recognized when transportation or service is provided.

Frequent Flyer Program

     The Company participates in Continental's "OnePass" frequent flyer program, for which the Company's passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of the OnePass program. Under the terms of the Company's frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned.

Passenger Traffic Commissions

     Passenger traffic commissions are recognized as expense when the transportation is provided and the related revenue is recognized. Passenger traffic commissions paid but not yet recognized as expense are included in "Prepaid expenses" in the accompanying Consolidated Balance Sheet.

Foreign Currency Transactions

     The Company's functional currency is the U.S. Dollar, the legal tender in Panama. Assets and liabilities in foreign currencies are translated at end-of-period exchange rates, except for non-monetary assets, which are

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

translated at equivalent U.S. dollar costs at dates of acquisition using historical rates. Operations are translated at average exchange rates in effect during the period. Foreign exchange gains and losses are included as a component of "Other, net" within Non-operating income (expense) in the Consolidated Statement of Income.

     In 2004, approximately 80% of the Company's expenses and 50% of the Company's revenues were denominated in U.S. dollars. The remainder of the Company's expenses and revenues were denominated in the currencies of the various countries to which the Company flies, with the largest non-dollar amount denominated in Colombian pesos. The Company currently does not hedge the risk of fluctuation in foreign exchange rates.

Maintenance and Repair Costs

     Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per the contract.

Employee Profit Sharing

     The Company sponsors a profit-sharing program for both management and non-management personnel. For members of management, profit-sharing is based on a combination of the Company's performance as a whole and the achievement of individual goals. Profit-sharing for non-management employees is based solely on the Company's performance. The Company accrues each month for the expected profit-sharing, which is paid annually in February. Amounts accrued for the Company's profit-sharing program as of December 31, 2004 and 2003 were $5.5 million and $4.6 million, respectively.

Advertising Costs

     Advertising costs are expensed when incurred. The Company recognized as advertising expense $2.8 million, $3.4 million, and $2.6 million in 2004, 2003 and 2002, respectively.

Income Taxes

     Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

2.	Long-Term Debt

     At December 31, long-term debt consisted of the following (in millions):

	2004		2003
Long-term fixed rate debt		$318.7		$246.9
(Secured fixed rate indebtedness due through 2015. Effective rates from 3.98% to 6.07% at December 31, 2004)
Long-term variable rate debt	92.7		95.5
(Secured variable rate indebtedness due through 2015. Effective rates from 2.09% to 6.15% at December 31, 2004)
Private bond issuances	-		29.3
(Unsecured variable rate indebtedness due in 2004)
Sub-total		411.4		371.7
Less current maturities	30.6		59.7
Long-term debt less current maturities	$380.8		$312.0

     Maturities of long-term debt for the next five years are as follows (in millions):

Year ending December 31,
2005	$30.6
2006	$29.1
2007	$29.9
2008	$29.8
2009	$29.8
Thereafter	$262.2

     The Company has financed the acquisition of fifteen Boeing 737-Next Generation aircraft and three spare engines through syndicated loans provided by international financial institutions with the support of partial guarantees issued by the Export-Import Bank of the United States, with repayment profiles of 12 years.

     The Export-Import Bank generally provides guarantees to companies that purchase goods from U.S. companies, enabling them to obtain financing at substantially lower interest rates relative to those that could be obtained without a guarantee. The Company had $368.1 million and $301.9 million of outstanding indebtedness that is owed to financial institutions under financing arrangements guaranteed by the Export-Import Bank at December 31, 2004 and 2003, respectively.

     The Export-Import Bank guarantees support 85% of the net purchase price of the aircraft and are secured with a first priority mortgage on the aircraft in favor of a security trustee on behalf of Export-Import Bank. The documentation for each loan follows standard market forms for this type of financing, including standard events of default. The Company's Export-Import Bank supported financings are amortized on a quarterly basis, are denominated in dollars and originally bear interest at a floating rate linked to LIBOR. The Export-Import Bank guaranteed facilities typically offer an option to fix the applicable interest rate. The Company has exercised this option with respect to $318.7 million as of December 31, 2004 at an average weighted interest rate of 4.47%. The remaining $49.4 million bears interest at an average weighted interest of LIBOR plus 0.06%. At December 31, 2004, the total amount outstanding under our Export-Import Bank supported financings totaled $368.1 million.

     The Company effectively extends the maturity of its aircraft financing to 15 years through the use of a "Stretched Overall Amortization and Repayment," or SOAR, structure which provides serial draw-downs calculated to result in a 100% loan accreting to a recourse balloon at the maturity of the Export-Import Bank guaranteed loan. The SOAR portions of the Company's facilities require the Company to maintain certain

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

financial covenants, including an EBITDAR to fixed charge ratio, a net debt to capitalization ratio and minimum net worth. To comply with the first ratio, the Company's EBITDA plus aircraft rent expense, or EBITDAR, for the prior year must be at least 2.5 times the fixed charge expenses (including interest, commission, fees, discounts and other finance payments) for that year. To comply with the second ratio, the Company's tangible net worth shall be at least five times the long-term obligations. Third, the Company's tangible net worth must be at least $50 million. As of December 31, 2004, the Company complied with all required covenants. The Company also pays a commitment fee on the unutilized portion of the SOAR loans. The Company also typically finances approximately 10% of the purchase price of the Boeing aircraft through commercial loans which totaled $28.3 million as of December 31, 2004. Under the commercial loan agreements for aircraft received in 2002, the Company is required to comply with four specific financial covenants. The first covenant requires EBITDAR for the prior year to be at least 1.9 times the finance charge expenses (including interest, commission, fees, discounts and other finance payments) for the first year of the agreement and 2.0 times the finance charge expenses for the remainder of the agreement. The second covenant limits net borrowings to 92% of the Company's capitalization during the first two years, 90% during the next two years and 85% during the last six years of the agreement. The third covenant requires the Company's tangible net worth to be at least $30 million for the first two years, $70 million for the next three years and $120 million for the last four years of the agreement. The last covenant requires the Company to maintain a minimum of $30 million in available cash (including cash equivalents and committed credit facilities) for the first five years and $50 million for the last five years of the agreement. As of December 31, 2004, the Company complied with all required covenants.

     The Company's Embraer aircraft purchases will not be eligible for Export-Import Bank guaranteed financing. To contribute to the financing for the six Embraer aircraft to be delivered through the end of 2006, the Company has agreed to terms on a senior term loan facility in the amount of approximately $134 million with PK AirFinance US, Inc., an affiliate of General Electric. The loans will have a term of twelve years. The Company also pays commitment fees with respect to the loans.

     The Company issued private bonds in 2004, 2003 and 2002 for advanced delivery payments for new aircraft. In order to secure this issuance, the Company granted to the agent (Banco Continental, S. A.), for the benefit of the bondholders, a first priority security interest in its rights, title and interest over the four aircraft purchased in 2003 (two Boeing 737-700 and two Boeing 737-800), and the three aircraft purchased in 2004 (two Boeing 737-700 and one Boeing 737-800). These bonds have matured and none are outstanding at December 31, 2004.

     The Company issued additional private bonds in the amount of $10.8 million on January 4, 2005, $2.8 million on May 3, 2005, $2.8 million on June 1, 2005 and $2.8 million in August 1, 2005, also for advanced delivery payments of new aircraft. The Company has granted, for the benefit of the bondholders, a first priority security interest in the rights, title and interest over the two Boeing 737-700 aircraft having delivery months of May and June 2006. Interest on the bonds is paid on March 31, June 30, September 30, and December 31 with the balance of the bonds to be repaid upon delivery of the aircraft for which the advance payments related. Assets, primarily aircraft, subject to agreements securing the Company's indebtedness amounted to $508.4 million, $410.0 million, and $264.0 million as of December 31, 2004, 2003, and 2002, respectively.

3.	Leases

     The Company leases certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, sales offices, maintenance facilities, training centers and general offices. Most contract leases include renewal options. Non-aircraft related leases, primarily held with local governments, generally have renewable terms of one year. In certain cases, the rental payments during the renewal periods would be greater than the current payments. Because the lease renewals are not

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

considered to be reasonably assured, as defined in Statement of Financial Accounting Standard ("SFAS") No. 13, "Accounting for Leases" , the rental payments that would be due during the renewal periods are not included in the determination of rent expense until the leases are renewed. Leasehold improvements are amortized over the contractually committed lease term, which does not include the renewal periods. The Company's leases do not include residual value guarantees.

     At December 31, 2004, the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):

	Operating Leases
	Aircraft	Non-Aircraft
Year ending December 31, 2005	$13.4	$1.3
2006	13.4	1.2
2007	13.4	1.1
2008	13.4	1.1
2009	9.4	1.0
Later years	4.7	0.3
Total minimum lease payments	$67.7	$6.0

     Total rent expense was $20.0 million, $21.6 million and $24.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

4.	Financial Instruments and Risk Management
Fuel Price Risk Management

     The Company periodically enters into crude oil call options, jet fuel zero cost collars, and jet fuel swap contracts to provide for short to mid-term hedge protection (generally three to eighteen months) against sudden and significant increases in jet fuel prices, while simultaneously ensuring that the Company is not competitively disadvantaged in the event of a substantial decrease in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's derivatives have historically not qualified as hedges for financial reporting purposes in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Accordingly, changes in the fair value of such derivative contracts, which amounted to ($0.9) million, $0.2 million, and $3.1 million in years 2004, 2003, and 2002, respectively, were recorded as a component of "Other, net" within Non-operating income (expense). The fair value of hedge contracts at December 31 amounted to $0.2 million and $1.1 million in 2004 and 2003, respectively, and was recorded in "Other current assets" in the Consolidated Balance Sheet. The Company's purchases of fuel and oil are made substantially from one supplier.

     As of December 31, 2004, the Company held derivative instruments on 5% of its projected 2005 fuel consumption, as compared with derivatives held on 31% of actual fuel consumed in 2004. In April 2005, the Company entered into a derivative instrument to cover an additional 10% of its projected fuel consumption through March 2006.

Debt

     The fair value of the Company's debt with a carrying value of $411.4 million and $371.7 million as of December 31, 2004 and 2003, respectively, was approximately $370.6 million and $355.8 million. These estimates were based on the discounted amount of future cash flows using the Company's current incremental rate of borrowing for a similar liability.

COPA HOLDINGS, S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Other Financial Instruments

     The carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value due to their short-term nature.

5.	Issued Capital and Corporate Reorganization

     On November 23, 2005, the Company's Board of Directors and shareholders approved a reorganization of the Company's capital stock. Following the reorganization, the Company's authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. Immediately following the reorganization, there were 29,028,125 Class A shares outstanding, 13,784,375 Class B shares outstanding, all owned by CIASA (a Panamanian entity), and no Class C shares outstanding. The reorganization did not impact the operations or financial condition of the Company in any respect and, as such, does not result in a new basis of accounting. All share and per share information for all periods presented have been restated to give retroactive effect to the reorganization. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except that the holders of the Class A shares are not entitled to vote at the Company's shareholders' meetings, except in connection with a transformation of the Company into another corporate type; a merger, consolidation or spin-off of the Company; a change of corporate purpose; voluntarily delisting Class A shares from the NYSE; approving the nomination of independent directors nominated by the Company's Board of Director's Nominating and Corporate Governance Committee; and any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

     The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future the Company's Class B shares ever represent fewer than 10% of the total number of shares of the Company's common stock outstanding and the Independent Directors Committee of the Company's Board of Directors (the "Independent Directors Committee") shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders' meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at the Company's shareholders' meetings. At the extraordinary shareholders' meeting, the shareholders shall vote to elect all eleven members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders' meeting shall terminate upon the election held at that meeting.

     Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian.

     The Class C shares will have no economic value and will not be transferable, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that a triggering event, as discussed below, shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

     The Panamanian Aviation Act, including the related decrees and regulations, which regulates the aviation industry in the Republic of Panama, requires that "substantial ownership" and "effective control" of Copa remain in the hands of Panamanian nationals. Under certain of the bilateral treaties between Panama and other countries pursuant to which the Company has the right to fly to those other countries and over their territory, the Company must continue to have substantial Panamanian ownership and effective control to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

retain these rights. Neither "substantial ownership" nor "effective control" are defined in the Panamanian Aviation Act or in the bilateral treaties, and it is unclear how a Panamanian court or, in the case of the bilateral treaties, foreign regulatory authorities might interpret these requirements. On November 25, 2005, the Executive Branch of the Government of Panama promulgated a decree stating that the "substantial ownership" and "effective control" requirements of the Panamanian Aviation Act are met if a Panamanian citizen or a Panamanian company is the record holder of shares representing 51% or more of the voting power of the Company. Although the decree has the force of law for so long as it remains in effect, it does not supersede the Panamanian Aviation Act, and it can be modified or superseded at any time by a future Executive Branch decree. Additionally, the decree has no binding effect on regulatory authorities of other countries whose bilateral agreements impose Panamanian ownership and control limitations on the Company. In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of the Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that the Company's legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner which would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares and/or authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

6.	Income Taxes

     The Company pays taxes in the Republic of Panama and in other countries in which it operates, based on regulations in effect in each respective country. The Company's revenues come principally from foreign operations and according to the Panamanian Fiscal Code these foreign operations are not subject to income tax in Panama.

     In the past, the Company's expenses attributable to operations in Panama have consistently exceeded the revenue attributable to operations in Panama. As a result, the Company typically experienced losses for Panamanian income tax purposes and was not subject to any Panamanian income tax obligations through the year ended December 31, 2003. Beginning in 2004, the Company adopted an alternate method of calculating tax in Panama. Under this alternative method, based on Article 121 of the Panamanian Fiscal Code, income for international transportation companies is calculated based on a territoriality method that determines gross revenues earned in Panama by applying the percentage of miles flown within the Panamanian territory against total revenues. Under this method, loss carry forwards cannot be applied to offset tax liability. Dividends from the Company's Panamanian subsidiaries, including Copa Airlines, are separately subject to a ten percent tax if such dividends can be shown to be derived from income from sources in Panama.

     Recently, the Panamanian legislature enacted a new income tax law that provides for an "alternative minimum tax" that equals 1.4% of a company's revenues attributable to operations in Panama. The Company has not yet determined the exact impact of the new law on its tax liability, but the Company estimates that the new law will increase the Company's Panamanian tax liability to approximately $1.3 million in 2005. There is also uncertainty under the new law about how the Company should allocate revenues to operations in Panama. If the Panamanian tax authorities do not concur with the Company's interpretation of the new law or its methods of allocating revenues, the Company may be subject to additional tax liability.

     The Company is also subject to local tax regulations in each of the jurisdictions where it operates, the great majority of which are related to the taxation of income. In six of the countries to which the Company flies, the Company does not pay any income taxes because it does not generate income under the laws of those

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

countries either because they do not have income tax or because of treaties or other arrangements those countries have with Panama. In the remaining countries, the Company pays income tax at a rate ranging from 25% to 35% of income. Different countries calculate income in different ways, but they are typically derived from sales in the applicable country multiplied by the Company's net margin or by a presumed net margin set by the relevant tax legislation. The determination of the Company's taxable income in several countries is based on a combination of revenues sourced to each particular country and the allocation of expenses of the Company's operations to that particular country. The methodology for multinational transportation company sourcing of revenue and expense is not always specifically prescribed in the relevant tax regulations, and therefore is subject to interpretation by both the Company and the respective taxing authorities. Additionally, in some countries, the applicability of certain regulations governing non-income taxes and the determination of the filing status of the Company are also subject to interpretation. The Company cannot estimate the amount, if any, of the potential tax liabilities that might result if the allocations, interpretations and filing positions used by the Company in its tax returns were challenged by the taxing authorities of one or more countries.

     Under a reciprocal exemption confirmed by a bilateral agreement between Panama and the United States the Company is exempt from the U.S. source transportation income tax derived from the international operation of aircraft.

     The provision for income taxes recorded in the Income Statement was as follows:

	2004	2003	2002
Panama
Current	$0.7	-	-
Deferred	-	-	-
Foreign
Current	5.5	3.2	2.6
Deferred	(0.5)	0.4	0.4
Total	$5.7	$3.6	$3.0

     The Company paid taxes of $4.3 million, $2.4 million and $1.3 million in years 2004, 2003 and 2002, respectively.

     Income tax returns for all companies incorporated in the Republic of Panama are subject to review by tax authorities up to the last three (3) years, including the year ended December 31, 2004 according to current tax regulations. For other countries where the Company operates, it is subject to review by their respective tax authorities for periods ranging from the last two (2) to six (6) years.

     Pretax income, based on the Company's internal route profitability measures, related to Panamanian operations was $25.5 million, $23.5 million, and $18.3 million in 2004, 2003, and 2002, respectively, and related to foreign operations was $48.8 million, $28.6 million, and $5.4 million in 2004, 2003, and 2002, respectively.

     As previously discussed, through the year ended December 31, 2003, the Company did not incur Panamanian income tax. Under the alternative Panamanian tax method adopted by the Company in 2004, tax in Panama is determined by applying a tax rate to gross revenues rather than the general rule of applying a statutory income tax rate against taxable net income. As a result, the amount of income tax expense incurred in Panama prior to 2004 varies from the Panamanian statutory rate because of the excess of Panamanian source expenses over Panamanian source revenues, and, beginning in 2004, the tax varies from the statutory rate because of the Panamanian gross tax election. Income taxes outside of Panama are generally determined on the basis of net income, but several countries have modified tax regimes and all of the countries have rates

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

that vary from the Panamanian statutory rate. The reconciliations of income tax computed at the Panamanian statutory tax rate to income tax expense for the years ended December 31 are as follows (in millions):

	Amount			Percentage
	2004	2003	2002	2004	2003	2002
Provision for income taxes at Panamanian statutory rates	$22.3	$15.6	$7.1	30.0%	30.0%	30.0%
Panamanian gross tax election	(6.9)	-	-	(9.3)%	-	-
Impact of excess of Panamanian source expenses over Panamanian source revenues	-	(7.0)	(5.5)	-	(13.5)%	(23.1)%
Difference in Panamanian statutory rates and non-Panamanian statutory rates	(9.7)	(5.0)	1.4	(13.0)%	(9.5)%	5.8%
Provision for income taxes	$5.7	$3.6	$3.0	7.7%	7.0%	12.7%

     Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Significant components of the Company's deferred tax liabilities and assets are as follows (in millions):

	2004	2003	2002
Deferred tax liabilities
Maintenance reserves	$(1.5)	$(2.1)	$(1.7)
Pension obligation	(0.2)	(0.1)	(0.0)
Total deferred tax liabilities	(1.7)	(2.2)	(1.7)
Deferred tax assets
Post-employment benefit obligation	0.1	0.1	0.1
Net deferred tax assets (liabilities)	$(1.6)	$(2.1)	$(1.6)

7.	Employee Benefit Plans

     The Company has defined benefit pension and post-employment benefit plans. All of the Company's Panamanian employees are covered by one or more of these plans. The benefits under both plans are based on years of service and an employee's accumulated compensation. Pension obligations are measured as of December 31 of each year.

Pension Plan

     Panamanian labor laws require that employers establish a severance fund to pay employees upon cessation of the labor relationship, regardless of the cause. The Company contributes to the fund based on 1.92% of applicable wages paid annually as is required by law.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     The following table sets forth the defined benefit pension plan's change in projected benefit obligation (in millions) at December 31:

	2004	2003
Accumulated benefit obligation	$2.2	$1.8
Projected benefit obligation at beginning of year	$2.1	$1.8
Service cost	0.3	0.2
Interest cost	0.1	0.1
Actuarial losses	0.2	0.1
Benefits paid	(0.2)	(0.1)
Projected benefit obligation at end of year	$2.5	$2.1

     The following table sets forth the defined benefit pension plan's change in the fair value of plan assets (in millions) at December 31:

	2004	2003
Fair value of plan assets at beginning of year	$2.4	$2.0
Actual return on plan assets	0.1	0.0
Employer contributions	0.6	0.5
Benefits paid	(0.2)	(0.1)
Fair value of plan assets at end of year	$2.9	$2.4

     Pension cost recognized in the accompanying Consolidated Balance Sheet at December 31 is computed as follows (in millions):

	2004	2003
Funded status of the plan-net overfunded	$0.4	$0.3
Unrecognized net actuarial loss	0.8	0.5
Net asset recognized	$1.2	$0.8

     The following actuarial assumptions were used to determine the actuarial present value of projected benefit obligation at December 31:

	2004	2003
Weighted average assumed discount rate	5.75%	6.25%
Weighted average rate of compensation increase	3.50%	4.00%

     Net periodic benefit expense for the years ended December 31 included the following components (in millions):

	2004	2003	2002
Service cost	$0.3	$0.2	$0.2
Interest cost	0.1	0.1	0.1
Expected return on plan assets	(0.1)	(0.1)	(0.1)
Net periodic benefit expense	$0.3	$0.2	$0.2

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     The following actuarial assumptions were used to determine the net periodic benefit expense for the year ended December 31:

	2004	2003	2002
Weighted average assumed discount rate	6.25%	6.75%	7.25%
Expected long-term rate of return on plan assets	4.00%	4.00%	4.00%
Weighted average rate of compensation increase	4.00%	4.50%	5.00%

     The Company's discount rate is determined based upon the review of high quality corporate bond rates, the change in these rates during the year, and year-end rate levels.

     The Company holds its Seniority Premium funds with Profuturo, a Panamanian pension fund management company backed by various banks and insurance companies. The Seniority Premium is invested in Proahorro, a conservative fund which invests in instruments such as savings accounts (2.10%) and time deposits (97.9%), with return on funds amounting to 4.0% in 2004. The expected return on plan assets is based upon an evaluation of the Company's historical trends and experience taking into account current and expected market conditions.

     Estimated future contribution and benefit payments, which reflect expected future service, for the years ended December 31, are as follows (in millions):

Future contribution payments:
2005	$0.5
Future benefit payments:
2005	$0.4
2006	0.4
2007	0.4
2008	0.4
2009	0.4
Remaining five years	$1.8

Post-employment Benefit Plan

     The Company sponsors a termination indemnity plan pursuant to Panamanian laws which require that employers establish an indemnity fund to pay employees upon cessation of the labor relationship due to termination. The Company contributes to the fund based on 0.33% of total applicable wages paid annually as is required by law and payments are based on 6.54% of applicable wages earned over the duration of the employment period of the terminated employee. This plan is accounted for as a post-employment benefit plan under SFAS No. 112, "Employers' Accounting for Postemployment Benefits" , whereby post-employment benefit expense is recognized over the employees' approximate service periods. For the years ended December 31, 2004, 2003, and 2002, total expense for the post-employment benefits was $0.4 million, $0.3 million, and $0.3 million, respectively.

8.	Fleet Impairment Charges

     The events of September 11, 2001 caused a dramatic impact on the airline industry and prompted the Company to review and monitor the carrying values of its Boeing 737-200 aircraft, rotable and expendable parts in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In the months following September 11, 2001, the Company assessed the carrying values of its Boeing 737-200 fleet and determined that no substantial change had occurred to their valuation and thus no impairment was recorded in fiscal 2001. Subsequent reductions in demand for air travel, resulting in overcapacity in the industry led to the grounding and/or early retirements of older, less efficient aircraft by many airlines. In light

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

of this trend, the Company re-evaluated the value of its Boeing 737-200 fleet in late 2002 and determined that the expected future cash flows to be derived by the fleet were not sufficient to recover the carrying value of the fleet and therefore an impairment to their value existed. As a result, the Company recorded an impairment charge in fiscal 2002 to write the aircraft down to their estimated fair value. Given the ongoing distress in the industry, the Company continued to monitor the value of Boeing 737-200 aircraft and in late 2003 determined their value had incurred an additional impairment in value resulting in an additional impairment charge in fiscal 2003.

     In evaluating whether an impairment existed, the Company estimated the future undiscounted expected cash flows to be derived from the Boeing 737-200 fleet based on historical results adjusted to reflect its best estimate of future market and operating conditions. Estimates of the undiscounted future cash flows were less than the carrying values of the Boeing 737-200 aircraft in both 2003 and 2002. As a result, the net carrying values of impaired aircraft and related items not recoverable were reduced to their respective fair value and impairment charges of $3.6 and $13.7 million were recognized in 2003 and 2002, respectively. Estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates.

     In 2004, the Company entered into a sales agreement for its remaining Boeing 737-200 aircraft. Gains on the sale of the aircraft of $1.1 million in each of 2004 and 2005 are included within Non-operating income (expense).

9.	Related Party Transactions

     The following is a summary of significant related party transactions that occurred during 2004, 2003 and 2002. Except as otherwise discussed, the payments to and from the related parties in the ordinary course of business were based on prevailing market rates.

     Continental Airlines . In 1998, Continental acquired a 49% stake in the Company and have since implemented a comprehensive commercial and services alliance with COPA. Key elements of the alliance include: similar brand images, code sharing, co-branding of the OnePass frequent flyer program in Latin America, joint construction and operation of the Panama Presidents Club VIP lounge, joint purchasing, maintenance and engineering support and a number of other marketing, sales and service initiatives.

     As a result of these activities, the Company paid Continental $14.1 million, $13.5 million, and $10.9 million in 2004, 2003 and 2002, respectively, and Continental Airlines paid COPA $12.3 million, $14.1 million, and $10.0 million in 2004, 2003 and 2002, respectively. The Company owed Continental $3.3 million and $2.2 million at December 31, 2004 and 2003, respectively. The services provided are considered normal to the daily operations of both airlines.

     Banco Continental de Panamá, S.A. ("Banco Continental") . The Company has a strong commercial banking relationship with Banco Continental, which is controlled by the Company's controlling shareholders. The Company obtains financing from Banco Continental under short- to medium-term financing arrangements to fund aircraft pre-payments and for part of the commercial loan tranche of one of the Company's Export-Import bank facilities. The Company also maintains general lines of credit and time deposit accounts with Banco Continental.

     Payments to Banco Continental totaled $1.1 million, $0.7 million and $0.1 million in 2004, 2003 and 2002, respectively, and the Company received $1.1 million, $0.5 million, and $0.4 million in 2004, 2003 and 2002, respectively. The debt balance outstanding at December 31 amounted to $15.3 million and $24.1 million in 2004 and 2003, respectively. These amounts are included in "Current maturities of long-term debt" and "Long-term debt" in the Balance Sheet.

     ASSA Compañía de Seguros, S.A. ("ASSA") . Panamanian law requires the Company to maintain its insurance policies through a local insurance company. The Company has contracted with ASSA, an insurance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

company controlled by the Company's controlling shareholders, to provide substantially all of its insurance. ASSA has, in turn, reinsured almost all of the risks under those policies with insurance companies in North America. The net payment to ASSA, after taking into account the reinsurance of these risks totaled $0.03 million in each of 2004, 2003 and 2002.

     Petróleos Delta, S.A. ("Delta Petroleum") . When the Company's supply contract with Texaco for jet fuel expired at the end of June of this year, it entered into a contract with Petróleos Delta, S.A. to supply its jet fuel needs. The price agreed to under this contract is based on the two week average of the U.S. Gulf Coast Waterborne Mean index plus local taxes, certain third-party handling charges and a handling charge to Delta which is expected to aggregate between $2.5 million and $3.0 million per year assuming the Company maintains a rate of fuel consumption comparable to expected volumes for 2005. The contract has a one year term that automatically renews for one year periods unless terminated by one of the parties. While the Company's controlling shareholders do not hold a controlling equity interest in Petróleos Delta, S.A., one of the Company's executive officers, Jorge Garcia, previously served as a Project Director at Petróleos Delta, S.A. and one of the Company's directors, Alberto Motta, served on its board of directors.

     Desarrollo Inmobiliario del Este, S.A. ("Desarrollo Inmobiliario") . The Company will be moving into a recently constructed headquarters building located six miles away from Tocumen International Airport in 2005. The Company has agreed to lease four floors consisting of approximately 104,000 square feet of the building from Desarollo Inmobiliario, an entity controlled by the same group of investors that controls CIASA, under a ten-year lease at a rate of $0.1 million per month.

     Galindo, Arias & Lopez . Most of the Company's legal work, including passing on the validity of the shares offered by this prospectus, is carried out by the law firm Galindo, Arias & Lopez. Certain partners of Galindo, Arias & Lopez are indirect shareholders of CIASA and serve on the Company's board of directors.

     Other Transactions . The Company purchases most of the alcohol and other beverages served on its aircraft from Motta Internacional, S.A. and Global Brands, S.A., both of which are controlled by the Company's controlling shareholders. The Company does not have any formal contracts for these purchases, but pays wholesale prices based on price lists periodically submitted by those importers. The Company paid $0.4 million, $0.5 million and $0.4 million in 2004, 2003 and 2002, respectively.

     The Company's telecommunications services have been provided by Telecarrier, Inc. since February 2003. Some of the controlling shareholders of CIASA have a controlling interest in Telecarrier, Inc. Payments to Telecarrier, Inc. totaled $0.4 million and $0.2 million in 2004 and 2003, respectively.

10.	Commitments and Contingencies

Aircraft Commitments

     As of December 31, 2004, the Company had firm commitments to purchase two Boeing 737-Next Generation aircraft and ten Embraer 190s, with an aggregate list price of approximately $448 million. The Company also has options to purchase an additional twenty Embraer 190 aircraft. The schedule for delivery of the firm orders is as follows: two in 2005, four each in 2006 and 2007 and two in 2008. Committed expenditures for these aircraft, based on aircraft net price and including estimated amounts for contractual price escalations and pre-delivery deposits, are $87.6 million in 2005, $99.3 million in 2006, $109.3 million in 2007, and $56.7 million in 2008. The Company arranged financing for a significant portion of the commitment relating to such aircraft and will require substantial capital from external sources to meet the Company's remaining financial commitment. The Company expects to meet its pre-delivery deposit requirements for the Boeing 737-Next Generation aircraft by paying cash, or by using medium-term borrowing facilities and/or vendor financing for deposits required twenty-four to six months prior to delivery. Pre-delivery deposits for the Embraer 190 aircraft are required eighteen, twelve and six months prior to delivery. The Company expects to fund these deposits with available cash.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     In April 2005, the Company entered into agreements which provide for additional firm commitments to purchase five Boeing 737-Next Generation aircraft and two Embraer 190s, with an aggregate list price of approximately $368 million. These agreements also provide the Company with ten purchase rights for Boeing 737-Next Generation aircraft available through 2011 and reduce the options of Embraer 190 aircraft to eighteen. The schedule for delivery of the additional firm orders is as follows: two each in 2006, 2007, and 2008 and one in 2009.

Labor Unions

     Approximately 62% of the Company's 2,754 employees are unionized. There are currently five unions covering employees in Panama: the pilots' union (SIPAC); the flight attendants' union (SIPANAB); the mechanics' union (SINTECMAP); the traffic attendants' union (UTRACOPA); and a generalized union, SIELAS, which represents ground personnel, messengers, drivers, counter agents and other non-executive administrative staff. The Company is currently in negotiations for new contracts with SIELAS and will begin negotiations with SINTECMAP and SIPANAB near the end of this 2005.

Lines of Credit for Working Capital and Letters of Credit

     The Company maintained available facilities for working capital with several banks with year-end available balances of $9.4 million and $5.5 million in the years ending December 31, 2004 and 2003, respectively. There was no outstanding balance at December 31, 2004 and 2003 for these facilities.

     The Company maintained available facilities for letters of credit with several banks with outstanding balances of $10.8 million and $10.7 million in the years ending December 31, 2004 and 2003, respectively. These letters of credit are pledged for aircraft rentals, maintenance and guarantees for airport facilities.

     In June 2005, the Company and the International Finance Corporation entered into an agreement for a $15.0 million revolving line of credit available for working capital purposes.

Termination of General Sales Agent

     The Company historically outsourced sales functions in some outstations through agreements with general sales agents. Over the past few years, the Company has been discontinuing existing agreements in order to reduce distribution costs and take direct control over these functions. As a result of this process, the Company terminated general sales agent agreements in 2004, 2003 and 2002. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" , the Company recorded, within other operating expenses, provisions amounting to $1.3 million, $1.0 million and $2.0 million in the years ending December 31, 2004, 2003 and 2002, respectively, when the general sales agreements were terminated.

     Payments relating to the termination of the general sales agent agreements amounted to $1.3 million, $2.9 million, $0.1 million in 2005, 2004 and 2003, respectively.

     The Company has no remaining GSA agreements with significant termination contingencies.

11.	Subsequent Events

Purchase of AeroRepública

     On April 22, 2005 the Company purchased AeroRepública S.A. ("AeroRepública"), a Colombian airline that operated a fleet of seven leased MD-80s and two owned DC-9s. The Company carried out the acquisition by purchasing or committing to purchase substantially all of the equity ownership interest in AeroRepública from its several former shareholders for an aggregate purchase price of approximately $23.4 million, including acquisition costs. The acquisition of AeroRepública enhances the Company's access

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

and visibility to Colombia's population of more than 45 million inhabitants. The Company intends to allow AeroRepública's existing management to continue operating the airline as a point-to-point Colombian carrier, while coordinating the flight schedules of Copa and AeroRepública to allow increased convenience and connectivity for passengers. The Company has begun code-sharing between AeroRepública and Copa and, in conjunction with Continental, intends to extend mutually agreed elements of the Copa-Continental relationship to AeroRepública.

     Upon acquisition of AeroRepública, the Company arranged a commercial credit facility in the amount of $15.0 million, primarily to refinance existing liabilities and to provide AeroRepública with working capital. This facility was divided in two tranches of $5.0 million and $10.0 million with maturities of three and five years, respectively. This facility is secured by credit card receivables. The facility requires AeroRepública to maintain certain financial covenants such as a financial debt to EBITDAR ratio of less than 4.5.

Dividends

     On June 30, 2005, the Company declared and paid cash dividends totaling $10.0 million.